SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

13 May 2021
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 13 May 2021 re: Live Shareholder Event Statements

13 May 2021

Lloyds Banking Group plc ("the Company")

Live Shareholder Event Statements

The following statements were made at a virtual shareholder event today by the Group's Chair, Robin Budenberg, Interim Group Chief Executive Officer, William Chalmers, and the Chair of the Responsible Business Committee, Sara Weller.

Speech by Robin Budenberg, Group Chair, Lloyds Banking Group

Welcome everyone to the Lloyds Banking Group virtual shareholder event which we are holding ahead of our actual AGM next week.

I'm Robin Budenberg and I've been Group Chair since January, having joined the Board in October last year. So, this is my first Lloyds Banking Group shareholder event.

These are important events, which allow us to engage directly with you, our shareholders, and give you the opportunity to ask us questions. In keeping with the updates we normally provide you at the AGM, today I would like to say a few words about:

●            Changes to our Board in 2020;
●            An overview of our performance in 2020;
●            The resumption of our dividend;
●            Our remuneration policy;
●          The HBOS Reading fraud; and
●            Some reflections from me as I begin my tenure as Chair and some comments on our plans for 2021.

So first, changes to the Group's Board. It is only fitting that I start by thanking my predecessor, Lord Blackwell, who has held the Chair role for these last six years. Norman's dedication and tireless work in this position means he has left us with strong governance and a clear purpose and strategy.

This is also our first shareholder event since António Horta-Osório stepped down as CEO. Over the last decade he has led our transformation, delivering our purpose of Helping Britain Prosper while creating a truly customer focused business underpinned by strong financial foundations. I'd like to thank him on behalf of the Board, and wish him all the best in his new role at Credit Suisse.

Later this year, we look forward to welcoming Charlie Nunn as Group Chief Executive. As we said when announcing his appointment, Charlie will bring world-class operational, technological and strategic expertise to build on the strengths of our existing team.

In the meantime, I would like to thank William Chalmers for assuming the responsibilities of Interim Chief Executive in this period. His steady hand will be key to setting us up for future success and allowing Charlie to hit the ground running.

In addition, there have been some other changes to our Board in the last twelve months. In January of this year, Catherine Woods took over the role of Chair of the Board Risk Committee. Catherine joined the Board in March 2020 and has extensive experience in the banking industry. I would like to thank Nick Prettejohn who held the role of Chair of the Board Risk Committee last year on an interim basis.

We announced in September that Simon Henry was leaving the Board. Sarah Legg has now taken on his role as Chair of the Audit Committee. Sarah was Group Financial Controller at HSBC until early 2019, following a long career in financial leadership roles.

And finally, earlier this year, we announced that Sara Weller would retire as Chair of the Responsible Business Committee and as a Non-Executive Director later this month. I would like to thank Sara for her leadership and commitment in chairing the Committee since it was created in 2015. I am pleased to welcome Amanda Mackenzie, a Non-Executive Director since 2018, to the role of Chair of the Responsible Business Committee following Sara's retirement.

I'd like to thank all our Board Members for their contribution and hard work over the past year. We announced a number of important changes, notably to the Chair and CEO roles, and the Board played a key role in providing stability, continuity and guidance. From a personal perspective, I would like to thank them for making me feel so welcome since I joined the Group.

2020 will be remembered as a year dominated by the COVID-19 pandemic and our response to that and to the economic crisis that followed.

In many ways, it was the ultimate test of our commitment to the Group's purpose of Helping Britain Prosper. You will hear more from William about the variety of ways in which we have been supporting our colleagues, customers and communities through the pandemic - but I would like to take this opportunity to recognise the efforts of every Lloyds Banking Group colleague who has worked through this crisis, especially those who have been serving our customers in our branches and call centres.

Your response in the last year has been nothing short of monumental, and you have made me incredibly proud to become a part of this business. Thank you from me, and from the Group's Board, for all that you have achieved.

Despite the impacts of the pandemic, our financial performance has also demonstrated the Group's underlying strength and the benefits of being a focused, sustainable, efficient and low risk UK financial services leader.

William will talk through the numbers in detail but, given the background, we were pleased to report an underlying profit of £2.2 billion and statutory profit before tax of £1.2 billion. We also continued our strategic investment in the Group, with a particular focus on digitising our products and processes - something that proved incredibly important in helping our colleagues and customers respond to the pandemic.

Regarding our dividend. Last year, following a request to all banks by the Prudential Regulation Authority, the Group suspended dividends on ordinary shares and cancelled the final dividend for 2019. These decisions were not taken lightly and I'm sure will have come as a disappointment to you, our shareholders.

However, our capital position has remained strong as a result and, following the PRA announcement in December, the Board was therefore able to recommend a total ordinary dividend of 0.57 pence per share - the maximum allowable within the PRA guidelines.

We recognise the importance of the dividend to many of our shareholders. The PRA has said that they will consider their guidance on 2021 dividends before banks announce their half-year results, so the Board expects to be in a position to discuss interim dividends when it reviews the performance of the business for the first half of the year. Our position on quarterly dividends will also be confirmed at this time.

The Board remains committed to future capital returns. In 2021, subject to regulatory guidance, the Board intends to grow the dividend from 2020, in line with the Group's progressive and sustainable ordinary dividend policy.

Now let me turn to executive remuneration, rightfully an important topic for our shareholders.

As I have said, last year was a challenging one for our customers and for the economy, and it is therefore appropriate that this was reflected in remuneration across the Group for 2020.

In April last year, all members of the Group executive team asked not to be considered for their bonus entitlement for 2020 - a decision they made in solidarity with the communities in which we operate and in recognition of the priorities of our stakeholders.

However, because we didn't meet our profit target threshold for 2020, there was in fact no bonus pool at all for last year, so no bonuses were paid at any level of the business.

We did, however, want to recognise the tremendous hard work and commitment of our colleagues, who have gone above and beyond for our customers every day and have done so under extraordinary circumstances. We have therefore given all colleagues a share award of £400, and gave nearly 40,000 customer-facing colleagues a £250 recognition award last summer.

We have also resumed above-inflation pay increases this year for most of our people, geared toward those colleagues on lower pay. Therefore while our senior leaders took a very significant pay cut for the year, most of our staff saw their total remuneration protected and those at the most junior levels saw an increase on 2019. Again, this was the right thing to do.

I would also like to give a brief update on the HBOS Reading fraud, understandably an important issue to many of our shareholders.

We have published several updates on our website on the actions the Group has taken to address the criminal activities that took place between 2003 and 2007, as well as learning the necessary lessons. I encourage shareholders to read these detailed updates which I hope address many of your questions.

Actions taken have included apologising to the customers affected and seeking to compensate them fairly and generously. Following the independent report by Sir Ross Cranston on our initial compensation review, we have taken forward his recommendations in a further review of customer direct and consequential loss compensation by an independent Panel led by Sir David Foskett. The Foskett Panel has begun issuing its first outcomes to customers and we are giving them all the resources and assistance they require to provide closure for customers.

We continue to cooperate fully with the ongoing Dame Linda Dobbs enquiry, which the Board set up to look at our handling of the investigations following the HBOS acquisition.

Importantly, we continue to learn what we can from this situation so that we can better serve our customers and shareholders in future. That has meant being honest about the things we haven't done well - the times our culture and communications have been too legalistic or lacking in empathy for instance. I have no doubt that there will be further lessons to be learnt, particularly from Dame Linda's review, before we draw this matter finally to a close. The most important thing of all though is to provide real closure for impacted customers.

Finally, I wanted to finish with some broader thoughts as I start out as Chair of Lloyds Banking Group.
Before joining, I was all too aware of the Group's reach and impact in UK communities. Not only is Lloyds Banking Group the UK's largest retail and commercial financial services provider - it is also a historic institution with an established reputation and relationships across the country.

As a result, the critical role Lloyds Banking Group will play in helping Britain recover from the pandemic cannot be overstated. Our main responsibility is to be there for our customers and communities today, helping them through the challenging times we're in. But we also have a responsibility to be thinking about the next five and even fifty years, anticipating the changes we know are coming and planning for society's future prosperity.

I have spoken recently about four key principles which I believe will underpin the UK's future economic progress and which will need to be embraced by any business seeking to participate in a successful recovery - including our own.

These are:

First, innovation driven by technology. We saw a nearly 20% increase in customers using our mobile app at the start of the pandemic. Following these technology-driven trends has never been optional, but now it is an essential part of building successful businesses.

Second, the importance of local economies. We've seen a huge shift of spending away from traditional city hubs, particularly London, in the last year. Seven in ten consumers plan to spend more on local businesses than in the previous year. We need to spread prosperity across the UK with a mindset shift that empowers local voices to do the right thing for local economies.

Third, environmental sustainability. The green economy is expected to grow at four times the rate of the economy as a whole, and we've seen demand for electric vehicles grow by some two and a half times in our vehicle leasing business. But I believe the moral imperative is more important than the economic trend. We must embed sustainable principles in everything we do, even when times are as difficult as they are today.

That brings me to the last principle, social purpose. Our insight suggests two in three consumers think businesses should be doing more to help society and the environment - and that's even higher for the younger generations. This clearly is what our purpose, Helping Britain Prosper, is all about - including our ongoing work to build a more inclusive culture and support for those most in need across the UK's communities. We must continue building social purpose into everything we do.

All four of these themes were starting to emerge before the pandemic hit, but have been dramatically accelerated in its wake. Reassuringly, they have been at the heart of Lloyds Banking Group's ethos for many years and underpin the plans we have made to Help Britain Recover in 2021.

That purpose is at the heart of Strategic Review 2021: a series of commitments we outlined in February focusing on the areas of society where we believe we can make the most difference, while continuing to develop Lloyds Banking Group's capabilities to create the UK's preferred financial partner for personal customers and the best bank for business.

Our plans are based on clear execution priorities for 2021, underpinned by long term strategic vision. William will be giving more detail on these plans shortly - but having been heavily involved in the development of the strategy, the Board is highly supportive of our direction and excited about the opportunities it presents for all our stakeholders.

In summary, therefore, 2020 will go down as a challenging and redefining period in UK history - but also as a pivotal moment for Lloyds Banking Group.

Although the outlook is uncertain, the pandemic provides a unique opportunity for banks to demonstrate their commitment to customers, colleagues, the economy and broader society.

We have to support people through the very real challenges they are currently facing. Although some have paid down debt and saved, many others have seen rising debt and falling financial resilience. Our plans for recovery must be sensitive to these challenges.

And we also have to play our part in working to address the disparities the pandemic has underlined, particularly along regional, racial and generational lines. Helping Britain Recover encapsulates all these responsibilities.

I have great confidence in the Group's direction for the years ahead. We have the right team; a clear purpose and strategic direction; and a fundamentally resilient business, all of which will drive our success as the UK recovers from the pandemic.

I want to express my thanks, again, to our colleagues for their resilience and to our customers for their patience in the last year - and I would like to thank all of you for your support of the Group and for listening today. I believe we have a lot to look forward to, and I truly hope that next year I will be speaking to you in person.

Thank you.

Speech by William Chalmers, Interim Group Chief Executive Officer, Lloyds Banking Group

Thank you Robin and I would like to echo your words of thanks to both Lord Blackwell and António for their very significant contributions to Lloyds Banking Group. Both have been a tremendous source of guidance and leadership for the Group and also for me personally in my time here.

I am very pleased to be here as Interim Group Chief Executive, ahead of Charlie Nunn joining us as Group Chief Executive in August.

My speech today will focus on three areas. I'll give some more detail on our performance in 2020, both in terms of our numbers and our response to the coronavirus pandemic.

I'll then talk about our strategy - the outcomes of our last strategic plan and the objectives for Strategic Review 2021 which we announced in February.

Finally, I'll finish with a look at our performance in the first quarter of 2021 which we published at the end of April.

First, our financial performance in 2020. As Robin said, while COVID-19 clearly had a significant impact during the year, our resilient business model enabled us to deliver profitability despite the challenging macroeconomic environment. The 2020 results we reported in February showed both the strength of our customer franchise and balance sheet and that our strategy has delivered.

For the 2020 financial year, we reported an underlying profit of £2.2 billion and statutory profit before tax of £1.2 billion. Net income for the year was £14.4 billion, down 16% on 2019 reflecting reductions in net interest income and other income as a result of the pandemic.

We further reduced total costs at the same time as continuing to invest in digital projects and absorbing additional coronavirus-related expenses. Last year underlined the importance of this investment in digital, positioning us well to support our customers and their changing needs.

We reported an elevated impairment charge for the year of £4.2 billion. While this was below the range we forecast at the half year, it highlighted the potential economic impact of the pandemic on our customers. For now we remain in a stable economic environment, significantly due to the Government's economic support measures, and we continue to be very well provisioned against the uncertainties ahead.

Our strong balance sheet and capital position enabled us to continue to support our customers and the UK economy throughout 2020. We grew our lending in key segments such as mortgages, where we increased our open mortgage book by over £5.2 billion across the year. We achieved our 2020 commitment of extending £18 billion in gross lending to UK businesses, including exceeding our three-year £6 billion target of increased annual net lending to start-ups. Meanwhile, we saw a £39 billion increase in customer deposit balances, reflecting the strength of our trusted brands in an uncertain environment.

Looking ahead, many uncertainties remain but we saw some stability in the second half of 2020 and, as I'll discuss later, the first signs of recovery in 2021.

These figures demonstrate the Group's underlying health and resilience, but they tell only part of the story of our efforts in 2020.

All organisations had to make drastic changes in response to the pandemic and Lloyds Banking Group has been no different. We are incredibly proud of how our people and our business has adapted. We believe our response has been powerful in ensuring our customers are supported, our people are safe and our business remains fundamentally resilient and healthy.

For our customers, we adapted quickly to give them access to the services and support they needed, through the channels their circumstances required.

We were able to keep more than 90% of our branches open at the height of the first lockdown and have averaged 97% thereafter. At the same time more and more customers turned to digital and online banking. Our position as the UK's leading digital bank meant we were well placed to meet their needs. Indeed, we saw our active digital banking customers increase to 17.4 million - two million more than the prior year - with new record levels of customer satisfaction.

Our rapid response meant we could get help to those that needed it most. We introduced dedicated phone lines for elderly customers and frontline NHS staff. To date we have provided around 1.3 million payment holidays for mortgages, loans, credit cards and motor finance to customers experiencing difficulty or needing some financial breathing space. It's good to see that the vast majority of customers who originally took a payment holiday have now returned to making payments.

Inevitably, responding to such a high volume of change in a short period of time caused some disruption to our services, such as call waiting times. We've sought to address these as soon as possible and are grateful to our customers for bearing with us as we've adapted.

For businesses, we listened to the challenges they're facing and stepped up our support to help them through a uniquely challenging period. We have provided over £12 billion through the government-backed lending schemes to date, as well as 34,000 capital repayment holidays to ease the financial pressures that many faced.

For our people, we committed to paying all employees in full - whatever their circumstances - to give peace of mind and help them focus on our customers. We also continued to put their mental and physical health top of the agenda, launching a colleague wellbeing portal and providing free subscriptions to the wellbeing app, Headspace.

More broadly, alongside efforts to address the impact of the pandemic, we maintained our focus on the social and economic issues facing UK society.

2020 was an important year in raising awareness of the need for significant societal change. We know that Lloyds Banking Group has a leading role to play in this process. In July, we launched our Race Action Plan - the first commitment of its kind by a FTSE100 company. This includes a public goal to specifically increase Black representation in senior roles to align with the overall UK labour market, at the same time tackling issues like career progression, cultural awareness and our values and behaviours.

Since the launch of the plan, we have created a Race Advisory Panel to hold us accountable as we shape and create policies that build an inclusive culture at Lloyds Banking Group.

Climate change remains one of the biggest issues facing the UK today. We are committed to supporting the transition to a low carbon economy to embed sustainable principles into everything we do. A green recovery is one of the central pillars of our plans to help Britain recover from the pandemic.

We have been on this journey for many years, providing over £7.3 billion in green finance since 2016 and powering the equivalent of 10.1 million homes through our support to renewable energy projects since the start of 2018.

But we know the path to a low carbon economy requires us to take a long term view with near term action. That's why we have accelerated our plans to work with customers, government and wider stakeholders to reduce the emissions we finance by more than 50 per cent by 2030. This will set us on our path to achieve net zero by 2050 or sooner, while also seeking to make our own carbon footprint net zero by 2030.

Sara will give some more detail on how we're seeking to be a responsible and sustainable business - but in short, we believe our commitments encourage a long term approach to climate change, while recognising the urgency it demands.

The action we have taken on all these issues - from culture change to climate change - is part of taking our purpose to Help Britain Prosper seriously. This purpose has underpinned all our efforts to help Britain recover from the pandemic and it forms an integral part of our strategic plans for 2021.

Before I walk you through Strategic Review 2021, I'd like to acknowledge that 2020 was also the final year of our most recent three year strategic plan, GSR3, launched in 2018 to transform the Group for success in a digital world.

Over that three year period, we invested nearly £3 billion to enhance the experience of our customers, accelerate the digitisation of the Group and transform our ways of working.

As well as strengthening our position as the UK's largest digital bank, demonstrated by the growth in digital customers, we increased the proportion of our products that originate through digital channels from 68 per cent in 2017 to 85 per cent today.

We lent around £40 billion to first time buyers, significantly above our £30 billion commitment.

For our Commercial Banking clients, we exceeded our £6 billion target of additional net lending to start-ups, SMEs and Mid Market customers and achieved our £18 billion commitment in 2020 for gross new lending to UK businesses.

We've also driven growth across a number of core markets, including the creation of a comprehensive Insurance and Wealth offering. As part of this we have enhanced our position in financial planning and retirement through the Schroders Personal Wealth joint venture, with an ambition to become a top three financial planning business provider by the end of 2025. We have also significantly grown our market shares in home insurance, corporate pensions and individual annuities.

All these efforts provided the foundations for the next phase of our strategy, Strategic Review 2021.

At its heart, Strategic Review 2021 seeks to build Lloyds' position as the UK's preferred financial partner for personal customers and the best bank for business. We will do this by unlocking coordinated growth opportunities across our core business areas of Retail, Insurance & Wealth and Commercial Banking, supported by enhancements in our key capabilities: payments, data, technology and our people.

We continue to be driven by our purpose of Helping Britain Prosper, shifting our focus in 2021 to Helping Britain Recover. In this, we will focus on five key areas, embedded in our businesses, where we believe we can make the biggest difference to help us recognise this purpose:

●      First, we will help rebuild households' financial health and wellbeing by providing practical support to help our customers facing financial difficulty get back on track.
●     Second, we will support businesses to recover, adapt and grow. This includes developing recovery plans for our customers, supporting at least 75,000 UK businesses to start up in 2021 and helping at least 185,000 small businesses boost their digital capabilities through our local academies and partnerships.
●     Third, we will expand the availability of affordable and quality homes across the UK, providing £10 billion of lending to help people buy their first home in 2021 and £1.5 billion of new funding to support social housing.
●     Fourth, we will help accelerate the transition to a low carbon economy. Alongside the commitments I outlined earlier, 2021 will also see us expand the funding available under our green finance initiatives from £3 billion to £5 billion. We will also introduce a fossil fuel-free fund to support green growth.
●     And fifth, we will continue to help build an inclusive society and organisation by setting new aspirational goals for a leadership team that reflects the society we serve. This includes; 50% of senior roles being held by women, 13% by our Black, Asian and Minority Ethnic colleagues and 3% specifically by Black colleagues by 2025.

It is also important that we reimagine our ways of working to meet the needs of our people as we emerge from the pandemic into a world that is going to be fundamentally different. We know from recent surveys that 80% of our employees who did not previously work from home would like to do so for a material part of the week in future. When they are in the office they want to spend time collaborating. We will create a future-ready workspace to facilitate this, while seeking to reduce our office space by around 20 per cent over the next three years. Together this will deliver a more sustainable workplace for our colleagues and our business.

Stepping back, Strategic Review 2021 provides us with clear focus and targets to execute for the coming year, underpinned by long-term strategic thinking. We believe this combination will enable us to build our leadership position as the UK's preferred financial partner.

In addition, in executing Strategic Review 2021 we aim to deliver long-term shareholder value. We are targeting a return on tangible equity in excess of cost of equity over the medium term.

Our Q1 Results in April demonstrated early progress against our plans. In the first three months of this year we lent nearly £4 billion to first time buyers and in March recorded our biggest month for total mortgage completions since 2008. We also launched a new Halifax branded digital-first protection product, saw a 75% increase in Schroders Personal Wealth referrals, supported by our new Relationship Consultants, all alongside a 130% increase in users of our Business Finance Assistant accounting proposition for commercial customers.

And in April we joined as a founding member of the Net Zero Banking Alliance to help accelerate the transition to a low carbon economy and achieve our net zero by 2050 ambitions. These are just a few indicators of how Strategic Review 2021 is helping us achieve our broader objective of Helping Britain Recover from the pandemic.

Our Q1 results also demonstrated encouraging financial progress and growth in our business. Statutory profit before tax was £1.9 billion, significantly above consensus and up on both Q4 and the previous year, while net income for the quarter was £3.7 billion up 2% on Q4. In a challenging environment, the Group continued to demonstrate cost discipline with total costs of £1.9 billion, down 2% year on year while we also spent £0.2 billion in strategic investment, putting us on track to meet our target of £0.9 billion in 2021.

Business momentum was positive, with our open mortgage book growing by £6.0 billion in the first three months of the year. We also saw a notable increase in retail current accounts of £5.6 billion, demonstrating our business strength in a subdued environment. Credit quality remained strong which, together with an improved economic outlook, resulted in a net impairment credit of £323 million in the quarter driven by an overall £459 million release of expected credit loss provisions.

While the economic outlook remains uncertain, the continued success of the vaccine roll-out and additional government support measures saw us improve our forecast for UK GDP growth in 2021 from 3% to 5%.

Given the solid financial performance in the first quarter of 2021, we have enhanced our guidance for 2021. Based on the Group's current economic assumptions, we now expect our net interest margin to be in excess of 245 basis points, net asset quality ratio to be below 25 basis points and statutory return on tangible equity for the Group to be between 8 and 10 per cent, excluding a circa 2.5 percentage point benefit from anticipated changes in the corporate tax rate.

Therefore, while we still have a lot to do to keep supporting the UK recovery, the first quarter shows positive progress against our plans and represents a solid start to 2021.

To finish, I'd like to join Robin in paying tribute to all those who have been working for the Group in the last year. Our colleagues have faced so many challenges, from working from home for the first time, to implementing social distancing in branches from scratch.

As well as working tirelessly to support our customers and each other, they have embodied our purpose by actively contributing to the communities they're a part of - often while juggling challenging responsibilities at home. Their 'can-do' attitude and willingness to always go the extra mile has been nothing short of outstanding.

The quality of our people, our clear purpose and our bold plans for 2021 all give me great confidence in the future of our organisation.

Thank you all for your time and I look forward to answering your questions later on.

Speech by Sara Weller, Chair of the Responsible Business Committee, Lloyds Banking Group

Thank you. As this will be my final AGM, I'm delighted to have the chance, even in this unique way, to update you on the work of the Responsible Business Committee.

With the Group's unique position at the heart of the British economy, we firmly believe it's our responsibility to help address the economic, social and environmental challenges the UK faces.

Covid-19 has affected all of us and transformed the society in which we live. Therefore our priority, and the focus of the Responsible Business Committee, is to do what we can to help the UK recover in an inclusive and sustainable way.

Today I'd like to share some examples of how we have sought to live out our purpose in the past year, working with others to address vital issues like mental health, domestic abuse and digital skills - before finishing with a look at what's coming up in the next year.

To take the first of those - it has never been more important to care for mental health, wellbeing and resilience given the extra pressures the pandemic has placed on us all.

That's why Lloyds Banking Group moved quickly at the start of the first lockdown to increase support for our colleagues by adding to our online tools and resources, including free subscriptions to the Headspace app which provides mental health and wellbeing advice. 16,000 of our people have taken advantage of this resource to date.

At the same time, we continued our work with Mental Health UK to enable the charity to increase the capacity of the UK's first Mental Health and Money Advice Service.

Sadly, the country also saw an increase in cases of domestic abuse after the start of lockdown. We sought to support colleagues going through this by introducing an emergency support service for anyone affected by domestic abuse, allowing them to access safe, secure accommodation and get professional advice on their next steps.

Another area of focus has been helping businesses, individuals and charities access vital digital skills. Just before last year's AGM, we introduced a new dedicated phone line with We Are Digital to provide guidance and remote training to customers who couldn't access our branches. The service has supported 13,000 digitally excluded people to date, helping them learn everyday digital tasks like online banking, booking appointments and having video calls with loved ones. Our Lloyds Bank Digital Academy has worked alongside these initiatives to help over 85,000 people and business owners develop their digital literacy.

Finally, our independent charitable foundations stepped up their support for small and local charities during the pandemic, who were seeing increased demands on their services at the same time as seeing incomes reduced. To support these efforts, Lloyds Banking Group committed to maintain its funding to the Foundations for 2021, locking in over £50 million across two years and giving certainty at a very uncertain time.

These examples complement the fantastic individual efforts of our colleagues, who stepped up as delivery drivers and emergency paramedics, among other things, to help their communities while doing their day jobs. We're incredibly proud of these efforts.

However, not all the challenges of the last year resulted from the pandemic. We have continued to develop and strengthen our commitments to tackle underlying issues such as climate change. Robin and William have outlined our headline commitments to reduce our carbon footprint and help the UK transition to a low carbon economy.

To provide some additional detail, our latest annual report saw us publish an initial estimate of our 2018 financed emissions baseline and developed our first emissions intensity reduction ambition for the power sector. Further sector targets will be published throughout 2021.

And earlier this year, Scottish Widows became the first major Pensions and Insurance provider to target halving the carbon footprint of all of its £170bn investments by 2030, on its path to net zero by 2050.
Alongside these efforts, we have continued our work to build an inclusive organisation that reflects the communities we serve. William has spoken today about the Race Action Plan we launched in July last year and the progress we are already making.

Building on this, our charitable foundation for England and Wales committed to allocate 25% of its grant funding to charities led by, and serving, communities of racial minorities. In the first round of grants under the new commitment, 38% of funding was allocated to charities from ethnic minority backgrounds.
We know we have a long way to go, but we believe these to be positive steps towards a more inclusive organisation and society.

As we look ahead to 2021 and beyond, the Group will continue its work on the critical aspects of being a responsible business, with a renewed focus on Helping Britain Recover. Importantly, we want this to be a recovery with economic stability, environmental sustainability and social inclusivity at its heart.
Our specific 2021 commitments include expanding the funding available under our green finance initiatives from £3 billion to £5 billion; training 6,500 colleagues to support customers with debt advice; and providing £10 billion of lending to help people buy their first home in 2021.

Through pledges such as these, we will continue to target the areas where we can make the most difference and identify new opportunities to take a leadership role in building a more sustainable and inclusive society.

There will be lots we have to learn along the way, and we may not always get it right - but we believe this to be the appropriate response to our purpose of Helping Britain Prosper and an essential component of building a successful recovery.

In the year ahead, we will therefore stay focused on embedding these principles into our strategy, our processes and our culture.

Before I close, I just wanted to say that it has been my great pleasure to chair our Responsible Business Committee over the past six years, and play a part in steering the contributions of the Group as it continues to Help Britain Recover.

Thank you for listening.

For further information:

Investor Relations Douglas Radcliffe Group Investor Relations Director Email: douglas.radcliffe@lloydsbanking.com	+44 (0) 20 7356 1571
Group Corporate Affairs Matt Smith Head of Media Relations Email: matt.smith@lloydsbanking.com	+44 (0) 20 7356 3522
Forward looking statements

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical or current facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements.

Words such as 'believes', 'achieves', 'anticipates', 'estimates', 'expects', 'targets', 'should', 'intends', 'aims', 'projects', 'plans', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'may', 'seek', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements.

Examples of such forward looking statements include, but are not limited to, statements or guidance relating to: projections or expectations of the Group's future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group's future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; potential changes in dividend policy; the ability to achieve strategic objectives; the Group's ESG targets and/or commitments; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality impacting the recoverability and value of balance sheet assets; concentration of financial exposure; management and monitoring of conduct risk; exposure to counterparty risk (including but not limited to third parties conducting illegal activities without the Group's knowledge); instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and the EU-UK Trade and Cooperation Agreement, instability as a result of the potential for other countries to exit the EU or the Eurozone, and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the COVID-19 pandemic) and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, or other such events; geopolitical unpredictability; risks relating to sustainability and climate change, including the Group's ability along with the government and other stakeholders to manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the UK's exit from the EU; changes to regulatory capital or liquidity requirements (including regulatory measures to restrict distributions to address potential capital and liquidity stress) and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key laws, legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes in the Group's ability to develop sustainable finance products and the Group's capacity to measure the climate impact from its financing activity, which may affect the Group's ability to achieve its climate ambition; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC's website at www.sec.gov, for a discussion of certain factors and risks.

Lloyds Banking Group plc may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the SEC, Lloyds Banking Group plc annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group plc to third parties, including financial analysts.

Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 13 May 2021